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                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                   FORM 15

  Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
        Under Section 13 and 15(d) of the Securities Exchange Act of 1934

                       Commission File Number: 001-11731

                           INTERSTATE HOTELS COMPANY
             (Exact name of registrant as specified in its charter)

                       1950 Stemmons Freeway, Suite 6001
                              Dallas, Texas 75207
                                (214) 863-1000

   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Common Stock, par value $.01 per share
            (Title of each class of securities covered by this Form)

                                Not Applicable
          (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


     Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

    Rule 12g-4(a)(1)(i)       /X/        Rule 12h-3(b)(1)(ii)       / /
    Rule 12g-4(a)(1)(ii)      / /        Rule 12h-3(b)(2)(i)        / /
    Rule 12g-4(a)(2)(i)       / /        Rule 12h-3(b)(2)(ii)       / /
    Rule 12g-4(a)(2)(ii)      / /        Rule 15d-6                 / /
    Rule 12h-3(b)(1)(i)       / /

     Approximate number of holders of record as of the certification or notice date:

     Common Stock, par value $.01 per share:     0

     Pursuant to the requirements of the Securities Exchange Act of 1934, Patriot American Hospitality, Inc., as successor by merger to Interstate Hotels Company, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                    PATRIOT AMERICAN HOSPITALITY, INC.,
                                    A DELAWARE CORPORATION
                                    as successor by merger to Interstate Hotels
                                    Company, a Pennsylvania Corporation



DATE: July ___, 1998                By: /s/ Lawrence S. Jones
                                        --------------------------------
                                         Name: Lawrence S. Jones
                                         Title: Executive Vice President
                                                and Treasurer